AM 3·1·2004

cm

SE 04002140 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51555

FEB 20 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Government Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
345 Miron
(No. and Street)

Southlake	Texas	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Debo (817)-421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Neal, P.C.
(Name – *if individual, state last, first, middle name*)

1425 W. Pioneer Ste 112	Irving	Texas	75061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, D'Anne Bowden Carson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Government Capital Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD S. BRIGGS
Notary Public State of Texas
My Commission Expires 01-18-05

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] *(d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] * (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] * (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] * (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt, not applicable or none

GOVERNMENT CAPITAL SECURITIES CORPORTATION

FINANCIAL REPORT

DECEMBER 31, 2003 and 2002

CONTENTS

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.
R.C. Neal, P.C.
Irving, Texas
February 16, 2004

1425 W. Pioneer • Suite 112 • Irving, Texas 75061 • (972) 259-5757

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2003 and 2002

ASSETS

	2003	2002
CASH	$ 65,840	$ 22,868
PREPAID EXPENSES AND DEPOSITS	731	3,127
DEFERRED TAX BENEFIT	-	2,895
TOTAL CURRENT ASSETS	66,571	28,890
ORGANIZATION COSTS		
Net of accumulated amoritization of $9,500 and $7,600 respectively	-	1,900
TOTAL ASSETS	$ 66,571	$ 30,790

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
ACCRUED EXPENSES	$ 10,880	$ 6,730
ACCRUED TAXES	-	3,270
TOTAL CURRENT LIABILITIES	10,880	10,000
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	45,691	10,790
TOTAL STOCKHOLDERS' EQUITY	55,691	20,790
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 66,571	$ 30,790

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$ 70,600	$ 100,000
EXPENSES		
Legal and professional fees	12,151	15,341
Salaries and related taxes	12,637	2,699
General and administrative	8,016	10,817
	32,804	28,857
INCOME BEFORE INCOME TAXES	37,796	71,143
INCOME TAXES	2,895	15,298
NET INCOME	$ 34,901	$ 55,845

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2001	1,000	$ 10	$ 9,990	$ 28,132	$ 38,132
Net Income	-	-	-	55,845	55,845
Dividends Paid	-	-	-	(73,187)	(73,187)
Balance at December 31, 2002	1,000	10	9,990	10,790	20,790
Net Income	-	-	-	34,901	34,901
Balance at December 31, 2003	1,000	$ 10	$ 9,990	$ 45,691	$ 55,691

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 34,901	$ 55,845
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	1,900	1,900
Net (increase) decrease in:		
Deferred tax benefit	2,895	210
Prepaid expenses and deposits	2,396	170
Net increase (decrease) in:		
Accrued expenses	880	-
Net cash provided by operating activities	42,972	58,125
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to parent corporation	-	(73,187)
NET CASH USED FOR FINANCING ACTIVITIES	-	(73,187)
NET (DECREASE) INCREASE IN CASH	42,972	(15,062)
CASH AT BEGINNING OF PERIOD	22,868	37,930
CASH AT END OF PERIOD	$ 65,840	$ 22,868
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ -	$ 17,234

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

GOVERNMENT CAPITAL SECURITIES CORPORTATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas. Prior to 2003, the company was owned by Government Capital Corporation ("GCC"). Effective January 1, 2003, all the issued and outstanding shares of stock of the company were sold to the majority shareholders of GCC.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings. Commissions are earned only after the bond offerings are complete.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2003, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, federal income taxes will not be imposed upon the Company subsequent to the effective date. Prior to 2003, income taxes were provided for the tax effects of transactions reported in the financial statements and consisted of taxes currently due plus deferred taxes. Deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences related primarily to prepaid expenses which were expensed for income tax purposes and capitalized for financial statement purposes and accrued expenses which were deducted for financial statement purposes but not for income tax purposes. The deferred tax assets and liabilities represented the future tax return consequences of those differences.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company operated in the state of Texas in 2003 and 2002 which has no minimum requirement. The Company had net

NOTE 2 – NET CAPITAL REQUIREMENTS (Continued)

capital of $54,960 and $12,868 at December 31, 2003 and 2002 respectively, which exceeds the $5,000 minimum required. The Company was also in compliance with their ratio of aggregate indebtedness at December 31, 2003 and 2002.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with GCC. Effective December 1, 2003, the Company entered into an Operating Agreement with GCC whereby the Company will be charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee, initially charged at the rate of $2,000 per month is payable upon specific request by GCC and is subject to adjustment at least annually. Management fees charged by the Company were $2,000 in 2003. Accrued expenses include $2,000 due to GCC at December 31, 2003.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2003	2002
Federal income tax		
Current income tax	$ -	$ 11,813
Deferred income tax	2,895	210
Federal income tax	2,895	12,023
State franchise tax	-	3,275
Total taxes	$ 2,895	$ 15,298

Prior to 2003, the Company filed a consolidated income tax return with GCC and recognized its share of the consolidated income tax based on the federal statutory income tax rates and reimbursed GCC for that amount, which was $11,813 for the year ended December 31, 2002. As a result of the Company's S Corporation election in 2003, the Company will not incur any federal income taxes for periods after December 31, 2002.

The deferred income tax provision in 2003 relates to the elimination of the deferred tax asset at the effective date of the S Corporation election. No state franchise taxes were incurred in 2003 because applicable statutory thresholds were not met.

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

NET CAPITAL	
Total stockholders' equity	$ 55,691
Less non-allowable assets:	
Prepaid expenses and deposits	731
TOTAL NET CAPITAL	54,960
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required under Rule 15c3-1	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$ 49,960
AGGREGATE INDEBTEDNESS	$ 10,880
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	.20

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2003

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$ 54,960
DIFFERENCES	-
NET CAPITAL PER FINANCIAL STATEMENTS	$ 54,960